April 24, 2026

Elon Musk
Chief Executive Officer
Space Exploration Technologies Corp.
1 Rocket Road
Starbase, Texas 78521

       Re: Space Exploration Technologies Corp.
           Draft Registration Statement on Form S-1
           Submitted March 30, 2026
           CIK No. 0001181412
Dear Elon Musk:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Industry and Market Data, page iii

1. You disclose the sources of certain market and industry data included in the filing. Please revise to also disclose the titles and dates of publication of the industry and market data and whether you commissioned any of its preparation.
Prospectus Summary
Overview, page 1

2. You disclose that "[a]s of December 31, 2025, [y]our integrated AI platforms across
       Grok and X supported over one billion accounts, including over 550 million MAUs and generating approximately 350 million daily posts." Please revise to provide expanded definitions of these terms here or elsewhere. Within this discussion, ensure you:
           clarify whether these metrics include users of X who have not used, or separately logged in to, Grok, and if so, tell us whether you separately track subsets of users
 April 24, 2026
Page 2

            who have used Grok's AI features and those who have not;
           provide a more comprehensive definition of monthly active user (MAU) that defines both "active" and the types of users that are counted;
           define "supported accounts," including whether it includes fake, spam, bot or other similar types of accounts; and
           clarify whether daily posts include posts generated by users and posts generated by
            AI.
       Lastly, we note that MAUs is included as a Key Metric in one of your graphics. Please tell us why you have not included this metric as a Key Business Metric in your MD&A.
3. You state that you have launched more than 80% of global mass to orbit each year since
       2023. While we note your definition of "mass to orbit" on page vii, please revise here to further define global mass to orbit.
4. On page 3, you disclose your revenue by segment and income (loss) from operations by segment for 2025. Please revise to also disclose your consolidated revenue and loss from operations for 2025.
Who We Are, page 4

5. On pages 6, 123, and elsewhere, you discuss TERAFAB, your announced chip manufacturing initiative in partnership with Tesla. Recent news articles have noted that
       you have also partnered with Intel on this project. To the extent material, please revise your disclosures to discuss the material terms of Intel's partnership on this project. In addition, to the extent known, include a discussion regarding the anticipated timeline for development of your TERAFAB chip manufacturing initiative, including milestones and anticipated capital expenditure required.
6. On page 5, you state you expect to deploy your next-generation V3 Starlink satellites in the second half of 2026, and expect that a single Starship launch will be capable of deploying up to 60 V3 Starlink satellites to LEO. Please revise to clarify whether you expect Starship to be operational and capable of deploying these V3 Starlink satellites in the second half of 2026. In addition, clarify whether V3 satellites can be deployed using your currently operational rockets.
Our AI Compute Infrastructure Advantage and Growth Strategy, page 7

7. Here you discuss the importance of "cost per token" to your AI business and state that you believe you can achieve the lowest cost per token in the future. Please revise to clarify how your current "cost per token" compares to that of your competitors.
       Additionally, tell us what consideration you gave to including "cost per token" as a key business metric.
Risk Factors
Any failure or delay in the development of Starship at scale..., page 22

8. To provide more substance to the risk of failures in the Starship program, disclose the number of failed launches since the inception of the Starship program. April 24, 2026
Page 3
Our AI products, X platform, and Starlink services are subject to complex and evolving U.S. and foreign laws..., page 24

9. You state that you are subject to contractual requirements imposed by app stores. Please expand this risk factor to highlight that your apps could be removed from these app stores if you fail to comply with contractual requirements, including those related to appropriate content. Additionally, you state that "[r]egulatory requirements applicable to online platforms and content moderation . . . and to AI systems could require us to implement costly compliance measures." In an appropriate section of your filing, please revise to describe any material content moderation measures you have taken or safeguards you have implemented in response to regulatory requirements or otherwise.
       Lastly, please consider splitting this risk factor into two separate risk factors: one focusing on your AI products and X platform and the other focusing on your Starlink services.
10. We note your disclosure that "[y]our social media and AI-related activities expose us to a variety of risks related to harmful or illegal content, accuracy, misinformation and deepfakes..." Please revise to specifically address the risks associated with your uncensored versions of Grok, including "Spicy" Imagine Mode and "Unhinged" Voice
       Mode, among any others that are available to consumers.
Our ability to scale our AI products..., page 30

11. You state here your AI products rely on GPUs and note that manufacturing and supply of
       GPUs is limited to a small number of qualified suppliers. While we note your statement that you "do not have long-term contracts with many of [y]our direct chip suppliers," please revise here or elsewhere to summarize any material agreements you have with chip suppliers, such as those that supply you with GPUs. In addition, consider revising your risk factor to address any upstream supply chain limitations, such as a limited number of advanced chip foundries and fabricators.
Our substantial level of indebtedness..., page 34

12. Please revise to disclose your total indebtedness as of the end of the most recent financial period included in your filing.
Our services are subject to risks related to supplying services to the U.S. government..., page 37

13. Expand this risk factor to discuss your dependency upon revenues from the federal government. Address any past material disruptions in services provided to the federal government, such as Starlink outages due to malfunctions or those arising from geopolitical pressures.
The TBOC and our charter include provisions that may limit..., page 52

14. We note that the Texas Business Organizations Code and your bylaws impose minimum share ownership for derivative proceedings. Please revise to also discuss any material enforceability concerns related to this minimum share ownership requirement for derivative proceedings. Similarly, in your next risk factor on minimum share ownership requirements for shareholders seeking to submit shareholder proposals, please discuss any material enforceability concerns related to that provision.
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Page 4

Our bylaws place restrictions on the forum, venue and procedures for legal actions..., page 53

15. We note that your bylaws will contain exclusive forum, jury trial waiver, mandatory arbitration and other similar provisions. Please consider expanding your risk factor disclosure to describe material risks relating to the potential increase in costs to bring a claim, which could exceed the potential recovery.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 65

16. We note your stated goals involving Starship, orbital AI compute and lunar and interplanetary industrialization. To provide investors proper context for these goals, please provide a timeline for your goals, and where uncertainty restricts such a timeline, make clear that the particular goal is currently aspirational.
Key Business Metrics, page 76

17. We note that your AI segment accounted for over 61% of your capital expenditures in
       2025 and that you estimate it accounts for $26.5 trillion, or over 92%, of your total addressable market. Also, you highlight that the performance of your AI segment depends in part on your ability to increase revenue from your user base, such as through the conversion of free users to paying subscribers. In light of the above, please tell us whether your management uses any additional AI key business metrics to manage your business. For example, tell us whether your management uses any metrics related to your number of subscribers to your consumer AI products or your number of enterprise and government AI customers, as well as any related metrics that track the conversion of users to subscribers or the average revenue per subscriber or customer. For additional guidance, consider SEC Release No. 33-10751.
18. You indicate that launches are a key measure of your operational scale, which in turn supports your revenue growth. To provide investors with greater context to understand the relationship between your launch metrics and revenue growth, please consider revising to also separately disclose launch and mass to orbit metrics for internal Starlink deployments, development tests, and customer launches for each period presented.
Components of Results of Operations, page 86

19. To help investors better understand your revenue trends over time, please revise to disclose the typical term of your customer contracts for each material group of products and services.
Comparison of the Years Ended December 31, 2025 and 2024, page 90

20. Please revise your MD&A throughout to provide greater context to investors about the underlying reasons for changes in your consolidated and segment results of operations for all periods presented. For example, in your discussion of AI segment revenue on page 94, you attribute a $581 million increase in revenue to higher subscriber revenue, advertising and platform services revenue but it is unclear how much each of those streams contributed to the increase and what changed during 2025 to cause those improvements. Similarly, on page 99, you attribute a $341 million decline in revenue to
 April 24, 2026
Page 5

       decreased advertising sales on X but do not disclose the factors that contributed to that decline. Refer to Item 303(b)(2) of Regulation S-K.
Segment Results, page 92

21. Please revise your discussion of space segment results both here and on page 97 to provide greater context to investors about the extent to which revenues were derived from contracts recognized on a point in time basis as opposed to over time. Please also revise to clarify the extent to which these trends are expected to continue. For example, if a significant portion of 2025 revenues were attributed to a point in time contract that is not expected to continue in fiscal 2026, please revise to ensure that your MD&A addresses those trends. Refer to Item 303(b)(2)(ii) of Regulation S-K. Liquidity and Capital Resources, page 102

22. Please revise your discussion of changes in cash flows beginning on page 104 to provide investors with more insight regarding the underlying reasons for changes. When there are multiple and/or offsetting factors contributing to the fluctuations, please revise to describe each one in qualitative and quantitative terms. Refer to Item 303(b) of
       Regulation S-K.
23. Here you discuss the financial covenants included in your debt agreements. Please revise to disclose whether you were in compliance with these covenants as of the end of the most recently completed financial period included in your filing. Critical Accounting Estimates, page 105

24. Please enhance your disclosure to provide the quantitative information necessary to understand both the estimation uncertainty and the impact that your critical accounting estimates for revenue recognition have had or are reasonably likely to have on your financial condition and results of operations. In doing so, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to
Item 303(b)(3) of
       Regulation S-K.
25. It appears that your accounting for property, plant, and equipment involves a number of significant judgments, assumptions and estimates that could have a material impact on your financial statements. Please tell us how you considered the need to provide critical accounting estimate disclosures related to your property, plant, and equipment. Refer to
       Item 303(b)(3) of Regulation S-K.
Business, page 109

26. We note your disclosure here and throughout the registration statement describing a range of initiatives, including increased launch cadence with Starship and orbital AI compute with associated power generation. Please revise where appropriate to address the following:
           Launch capacity and Starship development: You indicate Starship is the key enabler of your long-term growth strategy and that the orbital AI compute program will
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Page 6

            require thousands of launches per year and delivery of approximately one million metric tons to orbit annually, which will require full Starship reusability and in-orbit refueling. Please revise to address: (i) your anticipated schedule for reaching commercial deployments of Starship and the milestones required to achieve the required launch cadence; (ii) any known material challenges or uncertainties to achieving these milestones, including orbital refueling; (iii) any known or expected capital expenditures and other assumptions underlying your development of
            Starship; and (iv) the material risks to the program if Starship does not achieve the assumed capabilities.
              Orbital AI Power generation: Your disclosure describes a goal of deploying 100 gigawatts of power to orbit annually and references per-satellite solar power generation figures. Please revise to disclose the: (i) assumed solar panel efficiency and power-to-mass ratios underlying the 100-gigawatt annual deployment goal; (ii)
            whether those assumptions require advances beyond currently available space-grade solar technology; and (iii) any supply constraints for such space based solar panels.
            In addition, discuss the total estimated solar collection area, total system mass, and on-orbit assembly requirements associated with achieving the 100-gigawatt annual deployment.
Our Unparallelled Launch Capabilities, page 117

27. Here and elsewhere you discuss your "mission success rate" for both your Falcon 9 and
       Falcon Heavy launches. Please revise to define "mission success rate." Additionally, you disclose that you have flown 11 Starship flight tests and appear to include all 11 flight tests in your "Launches" key business metric in your MD&A. Please tell us whether you track your "mission success rate" for these Starship test flights and, if so, please revise to disclose this metric. Lastly, ensure your disclosures here are consistent with your MD&A discussion.
Connectivity
Starlink Mobile, page 120

28. We note your disclosure that you have approximately 650 V1 Starlink mobile satellites capable of light data, text messaging, and over-the-top voice services, that your next-
       generation V2 Starlink satellites "will require phone manufacturers to incorporate additional hardware into their devices," and that you intend to begin launching V3
       Starlink satellites in the second half of 2026. Further, we note that you want to provide
       5G like speeds to unmodified phones. Please revise here, and elsewhere as appropriate to clarify: (i) whether you have any agreements with phone manufacturers to incorporate the additional hardware; (ii) whether any currently available cellular devices have the additional hardware required by your next-generation V2 or current V2 mini satellites;
       and (iii) whether the V3 Starlink satellites will offer 5G or other high speed internet capabilities to unmodified cellular devices, and the spectrum that they will operate in. In addition, clarify whether there are any additional licenses or approvals required from the
       FCC or other regulatory bodies for the use of this spectrum for mobile connectivity, and the status of such approvals.
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Page 7
Truth-Seeking Frontier Model, page 122

29. We note your disclosure that Grok has reached "frontier-level performance across a broad range of challenging benchmarks including: reasoning, mathematics, coding, multimodal understanding, and general knowledge" and that the current version, Grok-
       4.20, can deliver "leading performance across editing, emotional intelligence, and voice interactions." Please revise to clarify what underlying benchmarks or metrics these are based on, whether they are objective and uniform across AI models, and if so, how Grok compares to leading competitors in that regard. To the extent these are based on subjective or internal benchmarks, please provide us with a discussion of those benchmarks, what they test, and how they evaluate the AI model.
30. We note that you believe your integration with X and access to its real-time data and your compute infrastructure scale "has allowed [you] to train [y]our cutting-edge models far more comprehensively than others." Please revise to provide a more complete discussion regarding the assumptions and support for your belief that your cutting edge model is trained more comprehensively than others, including whether that is based on any objective criteria, benchmarks, or metrics.
We Believe We Are Well-Positioned to Deliver Orbital AI Compute, page 129

31. You disclose that your experience operating over 8,900 Starlink broadband and mobile satellites provides a foundation for developing AI compute satellites, and that you have
       "already solved the hardest part" and that AI compute satellite development "will be easier for us than for anyone else." Please revise your disclosure to discuss the specific technical capabilities from Starlink operations that you believe directly transfer to AI compute satellite development, and the material differences between connectivity satellites and AI compute satellites, including any unique engineering or technical challenges.
Establish the Lunar Economy, page 142

32. Please revise to provide a more balanced discussion regarding the practical, technical, and technological hurdles, for establishing lunar operations for mining, refueling, manufacturing, habitation and any other activities you intend to pursue on the moon.
Our Solutions and Services, page 151

33. You disclose on page 30 that your space operations rely on a small number of sole or limited-source suppliers for key inputs. Also, on page 145 you indicate that you expect to continue sourcing a significant portion of your compute hardware from third-party suppliers. Please revise (here or elsewhere) to disclose any material supplier concentration risks both at a consolidated and segment level. Similar disclosure should also be provided in your financial statement footnotes. Refer to Item 101(c)(1) of
       Regulation S-K and ASC 275-10-50-16.
 April 24, 2026
Page 8
Management
Additional Information, page 198

34. You disclose that Mr. Musk entered into a settlement with the SEC in 2018 in which he did not admit to or deny any of the SEC's allegations. Please revise to briefly describe the allegations and the material terms of the settlement.
35. With respect to Giuseppe Pampena et al. v. Elon R. Musk, Case No. 3:22-cv-05937
       (N.D. Cal), please revise to provide the disclosures required by Item 401(f) of Regulation
       S-K or advise.
Description of Capital Stock
Forum Selection, Waiver of Jury Trials and Mandatory Arbitration, page 221

36. Section 10.1 of your bylaws includes a mandatory arbitration provision that will apply to certain disputes between: "(i) one or more shareholders and (ii) the Corporation and/or its directors, officers, or controlling persons, or any underwriter of securities issued by the
       Corporation (or controlling person of the Corporation)." Please revise your disclosure here to:
           ensure your disclosure on page 222 identifies all categories of parties covered by the mandatory arbitration provision. In this regard, we note that current disclosure only states that your "bylaws will provide that disputes between your shareholders and the Company . . . will be subject to mandatory arbitration;" clearly identify the relevant forum for arbitration; and discuss all material procedural and substantive matters of the mandatory arbitration
           provision, such as arbitration fees, the scope and forum of judicial review and alternative forums.
Audited Consolidated Financial Statements
Consolidated Statement of Operations, page F-5

37. Revise to separately present revenue and related cost of revenue from products and from services to the extent greater than 10% of the respective totals. Refer to Rules 5-03.1 and
       5-03.2 of Regulation S-X.
38. Please revise to disclose the amounts of related party transactions on the face of your financial statements. Refer to Rule 4-08(k) of Regulation S-X.
Note 2 - Summary of Significant Accounting Policies
Property, Plant, and Equipment, page F-13

39. Disclose and tell us how you determined an estimated useful life of 3 to 5 years for satellites. Please also revise your disclosures (for example, on pages 129-130 and beginning on page 162) to balance your discussions of the advantages of the Starlink in-
       orbit technology with a discussion of the factors identified by management as supporting the useful life. Specifically address your historical satellite loss experience and discuss any failures in the autonomous collision avoidance system.
40. Please disclose and tell us how you determined an estimated useful life of 5 to 25 flights for flight vehicle hardware. We note, for example, your disclosure on page 153 that "Falcon 9 boosters are qualified for up to 40 flights, with individual boosters
 April 24, 2026
Page 9

       achieving flight records exceeding 30 reuses as of December 31, 2025." Also revise to clarify in your disclosure if Falcon Heavy boosters are also qualified for up to 40 flights.
41. Please clarify if capitalized satellite launch costs include the depreciation of flight vehicles.
42. We note your disclosures on page 192 that FCC approvals for satellite systems include ongoing orbital debris mitigation requirements. We further note from your disclosures beginning on page 172 that your launch facilities may include land or infrastructure leased from government entities. Please refer to ASC
410-20-50 and tell us
       how you considered the need to disclose your accounting policy for asset retirement obligations.
Revenue Recognition, page F-16

43. Please revise your AI segment revenue disclosures to clarify the products and/or services from which advertising revenue is derived (for example, X).
44. We note your disclosure on page F-17 that revenue from advertising services can be recognized when a person engages with an ad on a third-party publisher website. Please describe to us the nature of these arrangements in greater detail. Please also tell us how you considered ASC 606-10-55-36 through 55-40 in determining whether to report revenue for these arrangements on a gross or net basis.
45. Please revise your AI segment revenue disclosure to more clearly describe the nature of the specified goods and services that you report on a gross basis as compared to those reported on a net basis. Please also revise to provide more context about the factors considered in determining your accounting for each. Refer to ASC 606-10-50-12(c).
46. Please revise to more fully describe the performance obligations associated with your data licensing arrangements. Please also tell us how you considered the need to distinguish between historical data provided to customers from updates to the data over the service period. Refer to ASC 606-10-55-54 through 55-64.
Note 3 - Revenue, page F-21

47. You disclose that backlog was over $28 billion as of December 31, 2025, of which you expect to recognize approximately 32% over the next 12 months and the remaining thereafter. Please revise to further explain when the remaining 68% will be recognized as revenue, on a quantitative basis using time bands that would be most appropriate or by using qualitative information. Refer to ASC 606-10-50-13(b).
Note 5 - Property, Plant, and Equipment, Net, page F-22

48. We note 45% of the gross balance of property, plant, and equipment is assigned to the line-item AI infrastructure, an asset class with assigned useful lives spanning 5-30 years.
       In light of the disparate useful lives, it is unclear how close these assets are in nature or function. Please provide a more detailed breakdown of these assets to reflect assets of similar useful lives or advise us. If applicable, revise to clarify if most of the balance of this line-item is comprised of a single group of similar assets with similar useful lives, and identify the asset type and its assigned useful life.
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Page 10

Note 6 - Intangible Assets and Goodwill, page F-23

49. We note that goodwill attributable to the AI segment was $11.2 billion as of December
       31, 2025. Please confirm, if true, that this segment does not have any reporting units with zero or negative carrying amounts of net assets. If there are any such reporting units with the AI segment, please revise to disclose those reporting units with allocated goodwill and the amount of goodwill allocated to each. Refer to ASC 350-20-50-1A.
50. We note your discussion of the Spectrum Transactions on page F-24. Please tell us how you considered if the EchoStar spectrum that you plan to acquire qualifies as a business under Rule 11-01(d) of Regulation S-X and as described in ASC 805-10-55-4 through
       55-9.
51. As a related matter, please tell us how you considered Rule 11-01(a)(8) in determining the need to provide pro forma financial information for the Spectrum transactions.
Note 15 - Share-based Compensation, page F-44

52. When your preliminary IPO price is known, please provide us with a breakdown of all equity awards granted since January 1, 2025 and leading up to the preliminary pricing of your IPO. This breakdown should list grants in chronological order including the fair value of the underlying common stock used to value such awards. Please reconcile and explain the differences between the fair values of the underlying common stock determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. To the extent material, please also revise your MD&A to quantify the amount of share-based compensation that is expected to be recognized upon completion of this offering.
Note 19 - Segments, page F-55

53.    For each of your reportable segments, please revise to disclose depreciation,
       amortization, and any other significant noncash items such as share-based compensation expense. Refer to ASC 280-10-50-22.
54. We note that revenues from external customers consist of several different products and services, including launch and mission services, broadband and Starlink Mobile services,
       Starlink kits and other related hardware, advertising, subscription, and platform services.
       Please refer to ASC 280-10-50-40 and revise to separately report the amount of revenues from external customers for each product and service or each group of similar products and services.
55. We note that xAI and X appear to engage in different business activities that may have
       dissimilarly impacted various line items within the AI segment   s
results of operations.
       Please tell us how you evaluated if the businesses that comprise the AI segment (such as
       xAI and X) should be identified as additional operating segments. Refer to ASC 280-10-
       50-1. As part of your response, please tell us what financial information is provided to the CODM relating to the AI segment, including any disaggregated information about the businesses or activities that comprise it (such as xAI and X), how often the information is provided, and how it is used by the CODM.
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Page 11
General

56. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule
       163B of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

       Please contact Lisa Etheredge at 202-551-3424 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin at 202-551-3574 or Matthew Derby at 202-551-3334 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Hillary H. Holmes